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29% of online dating services audience in Russia use LovePlanet

Moscow, May 31, 2007 – According to the results of an online opinion poll held by ROMIR this spring, 32% of the Russian Internet audience use various online dating services. The majority of them are Muscovites (71%) and young people between 18 and 24 years old (41%).

The poll results proved that LovePlanet.ru, owned by RBC **(MICEX, RTS: RBCI)**, is the second most popular online dating service, which is being used by 29% of survey respondents.

Almost every second user (42%) thinks it is much easier to communicate via the Internet, when one doesn't have comprehensive information about a certain person. A total of 17% of respondents are attracted by an opportunity to talk virtually and not bother having a real conversation. Another 11% prefer to write to each other, rather than meet face-to-face or talk on the phone.

1,461 people in the age of 18+ participated in the survey. The statistical error of the poll results is under +/- 2.6%.

In addition, the recent survey conducted by the Finans magazine and ContactMaker company, revealed that LovePlanet.ru and another five Internet sites owned by RBC are among top-60 websites most frequently visited by white collars. This project involved 70,000 people who mentioned 9,000 websites.

According to the market analysts, the Russian online dating segment is enjoying a dynamic growth. For instance, the Finam investment company forecasts that the overall turnover of the online dating services in Russia will increase by more than 30% in 2007, from $34m to $45m, while experts from iKS-Consulting expect that the turnover of the online dating services will double this year.

Investor contact: Natalia Makeeva
Phone: +7 495 363 1111 (Ext.1369), e-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru